Supplement dated September 30, 2019
to the Prospectus dated June 29, 2018 for
Protective Market Defender Annuity
Issued by
Protective Life Insurance Company

The following disclosure is added to Appendix D: State Contract Availability and Variations of Certain Features. If the information in this Supplement differs from the information contained in the Prospectus, you should rely on the information in this Supplement.

STATE	FEATURE	VARIATION
Texas	Right to Cancel
You may cancel this Contract within 20 days after you receive it (within 30 days after you receive it if the Contract is issued in replacement of an existing contract) by returning it to our Administrative Office, or to the agent who sold it to you, with a written request for cancellation.

This Supplement Should Be Retained with Your Prospectus for Future Reference.